Exhibit 10.3

Execution Version

PURCHASE AND SALE AGREEMENT

by and between

THREE RIVERS ROYALTY, LLC

as Seller,

and

WHITEHAWK INCOME MARCELLUS LLC

as Buyer

Dated as of March 31, 2025

TABLE OF CONTENTS

Page

ARTICLE 1 DEFINITIONS	1

1.1 Definitions	1

ARTICLE 2 PURCHASE AND SALE OF ASSETS	1

2.1 Purchase and Sale of the Assets	1
2.2 Excluded Assets	2

ARTICLE 3 PURCHASE PRICE	3

3.1 Purchase Price	3
3.2 Adjustment to Purchase Price	4
3.3 Payment	4
3.4 Closing Statement	4
3.5 Post-Closing Adjustment	4
3.6 Right to Proceeds	5

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF SELLER	6

4.1 Organization of Seller	6
4.2 Authorization; Approval; Enforceability	6
4.3 No Conflicts	6
4.4 Bankruptcy	7
4.5 Litigation	7
4.6 Taxes	7
4.7 Material Contracts	7
4.8 Preferential Purchase Rights; Required Consents	7
4.9 No Brokers	7
4.10 No Judgments	7
4.11 Suspense Funds	7
4.12 Affiliate Contracts	8

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF BUYER	8

5.1 Organization of Buyer	8
5.2 Authorization; Approval; Enforceability	8
5.3 No Conflicts	8
5.4 Litigation	8
5.5 Securities Law Compliance	8
5.6 Buyer’s Independent Investigation	9
5.7 Bankruptcy	9
5.8 No Brokers	10

ARTICLE 6 COVENANTS	10

6.1 Further Assurances	10
6.2 Fees and Expenses	10
6.3 Assumed Obligations	10
6.4 Termination of Participation Right	10

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ARTICLE 7 TAX MATTERS	10

7.1 Allocation of Property Taxes	10
7.2 Payment of Taxes; Filing of Tax Returns	11
7.3 Tax Refunds	11
7.4 Transfer Taxes	11
7.5 Tax Cooperation	11

ARTICLE 8 CLOSING	12

8.1 Closing	12
8.2 Closing Deliverables by Seller	12
8.3 Closing Deliverables by Buyer	12
8.4 Records; Recording	13

ARTICLE 9 INDEMNIFICATION AND WAIVERS	13

9.1 Indemnification	13
9.2 Limitations on Liability	14
9.3 Procedures	16
9.4 Waiver of Consequential Damages	17
9.5 Waivers and Disclaimers	17
9.6 Exclusive Remedy and Release	18
9.7 Express Negligence Rule	18
9.8 No Duplication	19
9.9 Tax Treatment of Post-Closing Payments	19
9.10 Special Warranty	19

ARTICLE 10 GOVERNING LAW; ARBITRATION; JURY TRIAL WAIVER	19

10.1 Governing Law	19
10.2 Jurisdiction; Venue; Waiver of Jury Trial	19

ARTICLE 11 OTHER PROVISIONS	20

11.1 Notices	20
11.2 Assignment	20
11.3 Rights of Third Parties	21
11.4 Counterparts	21
11.5 Entire Agreement; Appendices, Exhibits and Schedules; Preparation of Agreement	21
11.6 Disclosure Schedules	21
11.7 Amendments	21
11.8 Publicity	21
11.9 Severability	22
11.10 Waivers	22
11.11 Rules of Construction	22
11.12 No Recourse	22
11.13 Confidentiality	23
11.14 Specific Performance	23

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List of Appendices, Exhibits and Schedules

Appendices:

Appendix A	Definitions

Exhibits:

Exhibit A-1	Fee Minerals
Exhibit A-2	ORRIs
Exhibit A-3	NPRIs
Exhibit A-4	Wells
Exhibit B	Closing Statement
Exhibit C-1	Form of Assignment
Exhibit C-2	Form of Deed
Exhibit D	Form of Letter in Lieu

Schedules:

Schedule 1(a)	Seller Knowledge Individuals
Schedule 1(b)	Buyer Knowledge Individuals
Schedule 4.5	Litigation
Schedule 4.6	Taxes
Schedule 4.7	Material Contracts
Schedule 4.11	Suspense Funds
Schedule 4.12	Affiliate Contracts
Schedule EA	Excluded Assets
Schedule MR	Seller Mortgages
Schedule PE	Permitted Encumbrances

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PURCHASE AND SALE AGREEMENT

THIS PURCHASE AND SALE AGREEMENT (this “Agreement”), dated as of March 31, 2025 (the “Execution Date”), is by and between Three Rivers Royalty, LLC, a Texas limited liability company (“Seller”) and WhiteHawk Income Marcellus LLC, a Delaware limited liability company (“Buyer”). Seller and Buyer are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

Recitals:

WHEREAS, Seller desires to sell and convey to Buyer, and Buyer desires to purchase and acquire from Seller, all of Seller’s right, title and interest in and to the Assets (as hereinafter defined) in the manner and on the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements hereinafter set forth, for the monetary consideration hereinafter set forth, and subject to the terms and provisions herein contained, the Parties agree as follows:

ARTICLE 1

Definitions

1.1 Definitions. In addition to the terms defined in the preamble of this Agreement, for purposes hereof, the capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in Appendix A.

ARTICLE 2

Purchase and Sale of Assets

2.1 Purchase and Sale of the Assets. Subject to the terms and conditions of this Agreement, Seller agrees to sell, assign and deliver to Buyer, and Buyer agrees to purchase and acquire from Seller at the Closing, but effective as of the Effective Time, all of Seller’s right, title and interest in and to the following, other than the Excluded Assets (subject to such exclusion, collectively, the “Assets”):

(a) all mineral interests, fee mineral interests, other mineral rights (of any kind and however defined), fee oil and gas rights, and other mineral and/or oil and gas assets based upon, derived from or measured by a fee oil and gas estate in and to the tracts of land within the Target Area, including those described on Exhibit A-1 (the “Fee Properties”), including those subject to one or more oil and gas leases as described on Exhibit A-1 (each, a “Fee Mineral Lease”), together with all associated (i) rights, benefits and powers conferred upon Buyer as the holder of the Fee Properties, including appurtenant surface rights and water rights with respect to the Fee Properties executive rights, including the right to execute leases, and other rights to produce minerals in place, (ii) all lessor rights under the Fee Mineral Leases (including reversionary rights), and (iii) rights to receive all royalties (including lessor royalties), production payments, bonuses, rentals and all other profits, income or payments attributable to the foregoing and/or the Wells, in each case, to the extent attributable to periods from and after the Effective Time (and, if applicable, to the extent payable under the terms of the relevant Fee Mineral Lease or any subsequent oil and gas lease covering the applicable property) (collectively, the “Fee Minerals”);

(b) all overriding royalty interests in the oil and gas leases within the Target Area, including those listed on Exhibit A-2 (the “ORRI Leases”), together with any and all associated rights, to the extent applicable, to receive profits or income attributable to the ownership thereof and/or the Wells, in each case, to the extent attributable to periods and payable under the terms of the relevant instruments (the “ORRI Instruments”) from and after the Effective Time (collectively, the “ORRIs”);

(c) all non-participating royalty interests in and to Hydrocarbons in, on and under or produced, saved or sold from the lands within the Target Area, including those described on Exhibit A-3 (the “NPRI Properties”), together with all associated rights to receive all royalties (including lessor royalties), production payments and all other profits or income attributable to the foregoing and/or the Wells, in each case, to the extent attributable to periods from and after the Effective Time (collectively, the “NPRIs”, and together with the Fee Minerals and the ORRIs, collectively the “Mineral Properties” and each, a “Mineral Property”);

(d) all proceeds, revenues, or other benefits attributable to production from or the ownership of the Mineral Properties, including all rights to receive Hydrocarbons underlying, produced from or otherwise allocable or attributable to the Mineral Properties and the oil and/or gas wells within the Target Area, including those described on Exhibit A-4 (the “Wells”), in each case, to the extent attributable to periods from and after the Effective Time;

(e) to the extent assignable (with consent, if applicable), all presently existing Contracts, if any, to which Seller or any of its Affiliates is a party to the extent applicable to the Mineral Properties, rights and interests described in subsections (a) through (d) of this Section 2.1;

(f) copies of all files, records and data in Seller’s possession, solely to the extent that they relate to the Mineral Properties and the rights and interests described in subsections (a) through (e) of this Section 2.1, excluding (i) the general corporate files and records of Seller insofar as they relate to Seller’s business generally (including, for purposes of clarity, those related to Seller’s Taxes) and are not required for the future ownership of the Assets, (ii) any files, records or data to the extent disclosure or transfer would result in a violation of applicable Law or is subject to any Required Consent that is not obtained, (iii) reserve studies and evaluations, (iv) records relating to the negotiation and consummation of the purchase and sale of the Assets, (v) any files, records or data relating to Income Taxes of Seller or any of its Affiliates, (vi) any files, records or data attributable to any oil, gas and/or mineral lease burdening the Assets in which any Affiliate of Seller owns an interest, other than such files, records or data appertaining to an Asset to which the owner thereof is expressly entitled pursuant to the terms of such oil, gas and/or mineral lease and (vii) any files, records or data relating to lead generation for the acquisition of the Assets or any other properties or assets (collectively, and subject to such exclusions, the “Records”); and

(g) all rights, claims, interests and causes of action (including rights to trade credits, receivables, warranties, audit rights (including rights to receive refunds and revenues in connection therewith) and rights to receive indemnity, funds, reimbursements or other payments and rights under policies or agreements of insurance), in each case to the extent attributable to the other Assets with respect to any period of time prior to, on or after the Effective Time, except, in each case, to the extent relating to any Excluded Asset or any matter for which Seller has an indemnification obligation under this Agreement.

2.2 Excluded Assets. Notwithstanding anything to the contrary in Section 2.1 or elsewhere in this Agreement, Seller specifically excludes, reserves and retains the following from the transactions contemplated by this Agreement (collectively, the “Excluded Assets”):

(a) all rights, claims, interests, and causes of action to the extent related to any other Excluded Assets, any Retained Liabilities or any other matter for which Seller has an indemnification obligation under this Agreement;

(b) any data, software and records to the extent disclosure or transfer is prohibited or subjected to payment of a fee or other consideration by any license agreement or other agreement with a Person other than an Affiliate of Seller, or by applicable Law, and for which no consent to transfer has been received or for which Buyer has not agreed in writing to pay the fee or other consideration, as applicable;

(c) all rights to proceeds, revenues, income, receipts and credits attributable to any of the Assets that are attributable to the time period prior to the Effective Time (including, for purposes of clarity, any such proceeds or revenues that are or may be held in suspense and all security or other deposits made with respect thereto), as well as all claims or causes of action (whether asserted as of the Execution Date or not) for mispayment, nonpayment or miscalculation of such proceeds and revenues and all audit rights and rights to reimbursement with respect to such proceeds, revenues, income, receipts and credits;

(d) all claims for refunds of, credits attributable to, loss carry forwards with respect to, or similar Tax assets relating to, (i) Property Taxes attributable to the Assets with respect to any Pre-Effective Time Tax Period or the portion of any Straddle Period ending on the day before the date on which the Effective Time occurs (as determined in accordance with the principles set forth in Section 7.1), (ii) Income Taxes of Seller or any of its Affiliates, (iii) Taxes attributable to the Excluded Assets or (iv) any other Taxes relating to the acquisition, ownership or operation of the Assets that are attributable to any Tax period (or portion of any Straddle Period) ending prior to the Effective Time;

(e) all of Seller’s proprietary computer software, patents, trade secrets, copyrights, names, trademarks, logos and other intellectual property, including for purposes of clarity, any and all of Seller’s algorithms, interpretive and extrapolative data, information and projections;

(f) all documents and instruments of Seller that may be protected by attorney-client privilege, excluding title opinions and title memoranda;

(g) all rights, title and interest in and to any Mineral and Royalty Interest of any type (whether recorded or unrecorded, vested, contingent or otherwise) owned by Three Rivers Royalty II, LLC, a Colorado limited liability company, Three Rivers Royalty III, LLC, a Delaware limited liability company, or Three Rivers Royalty IV, LLC, a Delaware limited liability company;

(h) all assets, properties and interests more particularly described in Schedule EA;

(i) all personal property;

(j) all hedges, futures, swaps and other derivatives, including rights relating thereto, arising pursuant to hedging arrangements of Seller or any of its Affiliates or otherwise affecting the Assets; and

(k) all (i) agreements and correspondence between any Seller, on the one hand, and TenOaks Energy Advisors, LLC or any of its Affiliates (collectively, the “Advisor”), on the other hand, relating to the transactions contemplated in this Agreement, (ii) lists of and bids submitted by prospective purchasers for such transactions, (iii) correspondence and confidentiality agreements between or among Seller or Advisor, or any of their respective Representatives, and any prospective purchaser other than Buyer and (iv) offering materials prepared by the Advisor and circulated to prospective purchasers.

ARTICLE 3

Purchase Price

3.1 Purchase Price. In consideration for the purchase of the Assets, Buyer agrees to pay to Seller, One Hundred Eighteen Million Dollars ($118,000,000) (the “Purchase Price”), subject to adjustment as set forth in this Agreement.

3.2 Adjustment to Purchase Price. The Purchase Price for the Assets shall be adjusted as follows: (a) reduced (without duplication) by (i) the amount of any income, proceeds, revenues, receipts or credits allocable to Buyer under Section 3.6 which are paid to Seller and (ii) the amount of Property Taxes allocated to Seller pursuant to Section 7.1, but that are paid or otherwise economically borne by Buyer or any of its Affiliates; and (b) increased (without duplication) by (i) the amount of any income, proceeds, revenues, receipts or credits allocable to Seller under Section 3.6 which are paid to Buyer and (ii) the amount of Property Taxes allocated to Buyer pursuant to Section 7.1, but that are paid or otherwise economically borne by Seller or any of its Affiliates. The Purchase Price, adjusted as set forth in this Agreement (including this Section 3.2), shall be referred to as the “Adjusted Purchase Price.”

3.3 Payment. At the Closing, Buyer shall pay to Seller, in cash by wire transfer of immediately available funds, to the account or accounts designated by Seller, an amount equal to the Closing Payment.

3.4 Closing Statement. The statement attached hereto as Exhibit B (the “Closing Statement”) will be used to calculate the Adjusted Purchase Price at the Closing and be subject to further adjustment as provided in Section 3.5.

3.5 Post-Closing Adjustment.

(a) Revised Closing Statement. On or before the date that is one hundred twenty (120) days after the Closing Date, Seller shall prepare and deliver to Buyer a revised version of the Closing Statement setting forth the final Adjusted Purchase Price (the “Revised Closing Statement”), which shall be accompanied by the supporting documentation (if, and to the extent, in Seller’s possession) reasonably necessary for Buyer to review and verify any adjustments set forth thereunder. The Adjusted Purchase Price reflected in the Revised Closing Statement shall take into account any prior payments made under Section 3.6. The Revised Closing Statement shall become final and binding upon the Parties on the date (the “Final Settlement Date”) that is thirty (30) days following receipt thereof by Buyer, unless Buyer delivers to Seller a Notice of its disagreement (“Notice of Disagreement”) with respect to any matters set forth in the Revised Closing Statement prior to such date, which Notice of Disagreement shall specify in reasonable detail the basis of any disagreement so asserted. If a Notice of Disagreement is received by Seller by the date specified in the immediately preceding sentence, then the Final Settlement Date shall be the earlier of (i) the date upon which Seller and Buyer agree in writing with respect to all matters specified in the Notice of Disagreement and (ii) the date upon which the final statement is issued by the Accounting Referee. Seller shall provide such assistance (including, to the extent applicable, access to the Records) as Buyer may reasonably request in connection with its preparation of a Notice of Disagreement and, in furtherance of the foregoing, shall provide Buyer with prompt written notice following receipt by Seller of any income, proceeds, revenues, receipts or credits allocable to Buyer under Section 3.6, including any amounts which may be held in suspense as of the Closing Date; and Buyer shall provide such assistance (including, to the extent applicable, access to the Records) as Seller may reasonably request in connection with its preparation of the Revised Closing Statement and, in furtherance of the foregoing, shall provide Seller with prompt written notice following receipt by Buyer of any income, proceeds, revenues, receipts or credits allocable to Seller under Section 3.6, including any amounts which may be held in suspense as of the Closing Date.

(b) Revised Closing Statement Resolution. During the thirty (30) day period following the date on which Seller receives a Notice of Disagreement, Seller and Buyer shall use their respective commercially reasonable efforts to attempt in good faith to resolve in writing any differences that they may have with respect to all matters specified in the Notice of Disagreement. If at the end of such thirty (30) day period (or earlier by mutual agreement), Buyer and Seller have not reached agreement in writing on such matters, upon any Party’s request, the Parties shall submit the matters that remain in dispute to the Houston, Texas office of an independent, nationally recognized accounting firm mutually agreed upon by the Parties (and absent agreement by the Parties as to such arbitrator within ten (10) Business Days after the end of such thirty (30) days period, the arbitrator shall be selected by the Houston, Texas office of the American Arbitration Association) (the “Accounting Referee”) for review and final and binding resolution. The Accounting Referee shall render a decision choosing either Seller’s position or Buyer’s position with respect to each item or amount in the Revised Closing Statement which was identified in the Notice of Disagreement and which remains in dispute and the Accounting Referee’s decision resolving the matters in dispute shall be consistent with the terms and conditions in this Agreement and the other applicable Transaction Documents. The decision of the Accounting Referee shall be (i) final and binding on the Parties and (ii) final and non-appealable for all purposes hereunder. The Accounting Referee shall have no ex parte communications with the Parties concerning the Notice of Disagreement presented to it. The Accounting Referee shall act as an expert for the limited purpose of determining the specific Revised Closing Statement disputes presented to it and shall not act as an arbitrator or consider, hear or decide any matters except the specific Revised Closing Statement disputes presented and shall not award damages, interest or penalties (including punitive or exemplary damages, lost profits, consequential, special or indirect damages) to either Party. In addition, the Accounting Referee shall agree in writing to keep strictly confidential the specifics and existence of any matters submitted as well as all proprietary records of the Parties, if any, reviewed by the Accounting Referee in the process of resolving such disputes. Notwithstanding anything to the contrary herein, the Parties acknowledge and agree that the fees and expenses of the Accounting Referee under this Section 3.5(b) shall be borne one-half (1/2) by Buyer and one-half (1/2) by Seller.

(c) Final Settlement. If the amount of the Final Purchase Price exceeds the amount of the Closing Payment, then, within five (5) days after the Final Settlement Date, Buyer shall pay to Seller the amount by which the Final Purchase Price exceeds the amount of the Closing Payment. If the amount of the Final Purchase Price is less than the amount of the Closing Payment, then Seller shall pay to Buyer, within five (5) days after the Final Settlement Date, the amount by which the Final Purchase Price is less than the amount of the Closing Payment. Any such post-Closing payment made pursuant to this Section 3.5(c) shall be made by means of a wire transfer of immediately available funds to a bank account designated by the applicable Party entitled to receive such funds.

3.6 Right to Proceeds.

(a) Entitlement. Without limitation of Section 6.2: (i) Buyer shall be entitled to all royalties, bonuses, rentals and other proceeds and revenues from or related or attributable to production from the Assets from and after the Effective Time and to all other income, proceeds, revenues, receipts and credits earned with respect to the Assets from and after the Effective Time (collectively, the “Buyer Entitlements”), in each case, including (A) any bonuses which may result from new leases, amendments, ratifications or renewals of leases affecting and applicable to the Assets executed after the Effective Time and (B) any other amounts that constitute the Assets under this Agreement; and (ii) Seller shall be entitled to all royalties, bonuses, rentals and other proceeds and revenues from or related or attributable to production from the Assets prior to the Effective Time and to all other income, proceeds, revenues, receipts and credits earned with respect to the Assets prior to the Effective Time (collectively, the “Seller Entitlements”), in each case, including (A) any amounts which may be held in suspense as of the Closing Date and (B) giving effect to any such amounts that constitute Excluded Assets under this Agreement. Without duplication of any adjustments made to the Purchase Price pursuant to Section 3.2, in furtherance of the foregoing provisions of this Section 3.6, the Parties shall periodically account to one another in accordance with the procedures set forth in this Section 3.6. Notwithstanding the foregoing, all matters with respect to the allocation of, and responsibility for, Taxes pursuant to this Agreement shall be addressed in Article 7.

(b) Statement Procedure. For the period that begins on the Closing Date and runs through the end of the twelfth full calendar month following the month in which the Closing occurs (such period, the “Post-Closing Statement Period”), each Party shall, beginning with the first full month following the month in which the Closing occurs (and including, in that instance, the partial month in which the Closing occurs), prepare and deliver to the other Party a statement of all revenues, income, proceeds, receipts and credits received by the delivering Party with respect to the Assets within thirty (30) days after the end of each such calendar month (the “Monthly Statements”), whether attributable to production from the Assets related to the time period prior to, on or after the Effective Time. Each Monthly Statement shall clearly identify all such revenues, income, proceeds, receipts and credits received by the delivering Party with respect to the Assets during the applicable period and the delivering Party shall provide all supporting documentation reasonably necessary for the other Party to verify such Monthly Statements. The receiving Party shall review each received Monthly Statement within thirty (30) days of receipt and the Parties shall endeavor in good faith to mutually agree on the final Monthly Statement for each month within such thirty (30) day period. When the Parties have mutually agreed on the final Monthly Statement for a month during the Post-Closing Statement Period, the owing Party shall pay the owed Party any owed amounts within three (3) Business Days of such finalization of the Monthly Statement.

ARTICLE 4

Representations and Warranties of Seller

Seller represents and warrants to Buyer, except as disclosed on the Disclosure Schedules, the following:

4.1 Organization of Seller. Seller is duly formed, validly existing and in good standing under the Laws of the state of its formation and is duly qualified, authorized, registered and/or licensed, as applicable, to do business in each other jurisdiction in which the conduct of its business or ownership or leasing of its properties is such as to require it to be so qualified, authorized, registered and/or licensed, except where the failure to be so qualified, authorized, registered and/or licensed would not have a Material Adverse Effect.

4.2 Authorization; Approval; Enforceability. Seller has all requisite organizational power and authority to execute and deliver this Agreement and each other Transaction Document to be executed or delivered by Seller at the Closing and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and each other Transaction Document executed and delivered by Seller at the Closing and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by Seller, and no other action on the part of Seller is necessary to authorize this Agreement or any other Transaction Document executed or delivered by Seller. This Agreement has been duly and validly executed and delivered by Seller, and each other Transaction Document executed by Seller at the Closing has been duly and validly executed and delivered by Seller, and this Agreement and each other Transaction Document executed by Seller at the Closing, assuming the execution and delivery by Buyer, constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and to general principles of equity.

4.3 No Conflicts. The execution, delivery, and performance by Seller of this Agreement and each other Transaction Document executed by Seller and the consummation by Seller of the transactions contemplated hereby and thereby, do not and will not (a) conflict with or result in a violation of any provision of the Organizational Documents of Seller or (b) conflict with or result in a violation of any provision of, or constitute a default under, or give rise to any right of acceleration under, any material bond, debenture, note, mortgage or indenture to which Seller is a party or by which Seller may be bound (subject to such contractual Consents or approvals which (i) Seller has obtained prior to the Closing or (ii) constitute Customary Consents).

4.4 Bankruptcy. There are no bankruptcy or receivership Proceedings pending before any Governmental Authority, being contemplated by or, to Seller’s Knowledge, Threatened against Seller or any of its Affiliates.

4.5 Litigation. As of the Execution Date, except as set forth on Schedule 4.5, there is no Proceeding pending, or, to Seller’s Knowledge, Threatened (a) against Seller that would adversely affect the execution, delivery or consummation of this Agreement by Seller or (b) against Seller that relates to the Assets.

4.6 Taxes. Except as set forth on Schedule 4.6, (a) all material Tax Returns required to be filed by Seller with respect to Property Taxes have been timely (taking into account valid extensions of time to file) and properly filed, each such Tax Return is true, correct and complete in all material respects and all material Property Taxes that have become due and payable by Seller have been properly paid in full, other than such Property Taxes being contested in good faith in appropriate proceedings set forth on Schedule 4.6, (b) there are no Liens (other than Permitted Encumbrances) on any of the Assets attributable to any unpaid Taxes, and (c) no audit, administrative, judicial or other proceeding with respect to material Property Taxes has been commenced by any Governmental Authority or, to Seller’s Knowledge, is presently pending.

4.7 Material Contracts. To Seller’s Knowledge, except as set forth on Schedule 4.7, there are no Contracts to which Seller is a party that are material to, or binding upon, the Assets (and that will, from and after the Closing, be binding upon Buyer) (“Material Contracts”). There exists no material breach or default under any Material Contract by Seller or its Affiliates or, to Seller’s Knowledge, by any other Person that is a party to any such Material Contract, and no event has occurred that with notice or lapse of time or both would constitute any breach or default under any such Material Contract by Seller, any of Seller’s Affiliates, or, to Seller’s Knowledge, any other Person who is a party to such Material Contract, and none of Seller or any of Seller’s Affiliates has given or received any unresolved written notice of any actual, potential or threatened termination, cancellation, breach, violation or default with respect to any Material Contract.

4.8 Preferential Purchase Rights; Required Consents. There are no preferential purchase rights, rights of first refusal or similar rights that are applicable to the transfer of the Assets in connection with the transactions contemplated hereby (each, a “Preferential Purchase Right”) and there are no Required Consents that are applicable to the transfer of the Assets in connection with the transactions contemplated hereby.

4.9 No Brokers. Neither Seller nor any of its Affiliates has entered into any Contract with any Person that would require the payment by Buyer or any of its Affiliates of any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement.

4.10 No Judgments. There are no unsatisfied judgments or injunctions issued by a court of competent jurisdiction or other Governmental Authority outstanding against Seller related to the Assets.

4.11 Suspense Funds. To the Knowledge of Seller, as of the Execution Date, Schedule 4.11 identifies each Well for which any amounts are being held in suspense by Third Parties and which may be owing to Seller as the owner of mineral, lessor royalty, ORRI, NPRI or other interests in respect of past production of oil, gas or other Hydrocarbons attributable to the Assets.

4.12 Affiliate Contracts. Schedule 4.12 sets forth a true and complete list of all Contracts between the Seller, on the one hand, and any Affiliate of Seller, on the other hand, that are material to, or binding upon, the Assets.

ARTICLE 5

Representations and Warranties of Buyer

Buyer hereby represents and warrants to Seller as follows:

5.1 Organization of Buyer. Buyer is duly formed, validly existing and in good standing under the Laws of the state of its formation and is duly qualified, authorized, registered and/or licensed, as applicable, to do business in each jurisdiction in which the conduct of its business or ownership or leasing of its properties makes such qualification, authorization, registration and/or licensing necessary, and, as of Closing, will be qualified, authorized, registered and/or licensed, as applicable, to do business and in good standing in each jurisdiction in which any of the Assets are located if so required in order to own any of the Assets, in each case except where the failure to be so qualified, authorized, registered and/or licensed would not have a material adverse effect on Buyer’s ability to proceed with Closing.

5.2 Authorization; Approval; Enforceability. Buyer has all requisite organizational power and authority to execute and deliver this Agreement and each other Transaction Document to be executed or delivered by Buyer at Closing and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and each other Transaction Document executed and delivered by Buyer at Closing and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized and approved by Buyer, and no other action on the part of Buyer is necessary to authorize this Agreement or any other Transaction Document executed or delivered by Buyer. This Agreement has been duly and validly executed and delivered by Buyer, and each other Transaction Document executed by Buyer at Closing has been duly and validly executed and delivered by Buyer, and this Agreement and each other Transaction Document executed by Buyer at Closing, assuming the execution and delivery by Seller, constitutes a valid and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and to general principles of equity.

5.3 No Conflicts. The execution, delivery, and performance by Buyer of this Agreement and each other Transaction Document executed by Buyer and the consummation by Buyer of the transactions contemplated hereby and thereby, do not and will not (a) conflict with or result in a violation of any provision of the Organizational Documents of Buyer or (b) conflict with or result in a violation of any provision of, or constitute a default under, or give rise to any right of acceleration under, any bond, debenture, note, mortgage or indenture to which Buyer is a party or by which Buyer may be bound.

5.4 Litigation. There are no Proceedings pending or, to Buyer’s Knowledge, Threatened against Buyer or any of its Affiliates, that would adversely affect the execution, delivery or consummation of this Agreement by Buyer.

5.5 Securities Law Compliance. Buyer is an “accredited investor,” as such term is defined in Regulation D of the Securities Act of 1933, as amended. Buyer is acquiring the Assets for its own account for use in its trade or business, and not with a view toward or for sale associated with any distribution thereof, nor with any present intention of making a distribution thereof within the meaning of the Securities Act of 1933, as amended, any applicable state blue sky Laws or any other applicable securities Law without in any way limiting the other terms and provisions of this Agreement. Buyer has substantial knowledge and experience in financial and business matters and the oil and gas industry such that Buyer is capable of evaluating, and has evaluated, the merits and risks inherent in purchasing the Assets and is able to bear the economic risks of such investment.

5.6 Buyer’s Independent Investigation.

(a) Prior to executing this Agreement, Buyer has (or its Representatives have) (i) been afforded an opportunity to (A) examine and evaluate the Assets and such materials as it has requested to be made available to it by Seller or Seller’s Representatives and (B) discuss with Seller and its Representatives such materials and the nature of the Assets and (ii) satisfied itself through its own due diligence as to the condition of, and contractual arrangements and regulatory and other matters affecting or relating to, the Assets.

(b) Buyer is (or its Representatives are) (i) sophisticated in the investigation, inspection, evaluation, review, purchase and ownership of oil and gas properties and related interests, including those located in the areas where the Assets are located and (ii) a party capable of making such investigation, inspection, evaluation and review of the Assets as a reasonably prudent purchaser would deem appropriate under the circumstances with respect to all matters relating to the Assets, including their value, operation and suitability.

(c) In making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer has relied solely on the express representations of Seller set forth in Article 4 of this Agreement, its independent investigation of, and judgment with respect to, the Assets and the advice of its own Representatives and has not been induced by and has not relied on (and Buyer expressly acknowledges that it is not entitled to rely on) any comments, statements or information (whether written or oral or express or implied) provided by or on behalf of Seller or any Representative of Seller (including, for purposes of clarity, the Advisor).

(d) Buyer acknowledges and agrees that none of Seller or any Representative of Seller makes or has made any comments, statements, representations or warranties (whether written or oral or express or implied), as to the accuracy and completeness of any of the information provided by or made available to Buyer or its Representatives in data rooms, management presentations or supplemental due diligence information provided to Buyer (including its Representatives) in connection with discussions or access to management of Seller or its Representatives or in any other form in expectation of the transactions contemplated by this Agreement.

(e) Buyer acknowledges and agrees that (i) the due diligence information includes certain projections, estimates and other forecasts, and certain business plan information, (ii) there are uncertainties inherent in attempting to make such projections, estimates and other forecasts and plans and Buyer is familiar with such uncertainties and (iii) Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections, estimates and other forecasts and plans so furnished to it and any use of or reliance by Buyer on such projections, estimates and other forecasts and plans shall be at its sole risk.

(f) Buyer agrees to the fullest extent permitted by Law, that none of Seller or any of its Representatives shall have any liability or responsibility whatsoever to Buyer or its Representatives on any basis (including in contract or tort, under federal or state securities laws or otherwise) resulting from the distribution to Buyer, or Buyer’s use of, any due diligence information.

5.7 Bankruptcy. There are no bankruptcy or receivership Proceedings pending before any Governmental Authority, being contemplated by or, to Buyer’s Knowledge, Threatened against Buyer or any of its Affiliates.

5.8 No Brokers. Neither Buyer nor any of its Affiliates has entered into any Contract with any Person that would require the payment by Seller or any of its Affiliates of any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement.

ARTICLE 6

Covenants

6.1 Further Assurances. Subject to the terms of this Agreement, each Party shall (a) use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable, under applicable Law, contract or otherwise, to consummate the transactions contemplated by this Agreement and (b) from and after the Closing, execute and deliver such other documents, and take such other actions as may be reasonably requested by the other Party in order to carry out the purposes of this Agreement and the other Transaction Documents executed or delivered at the Closing in accordance with their respective terms.

6.2 Fees and Expenses. Except as otherwise provided in this Agreement, all fees and expenses, including, without limitation, fees and expenses of counsel, financial advisors, accountants and consultants incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fee or expense.

6.3 Assumed Obligations. From and after the Closing, Buyer shall assume and hereby agrees to assume, fulfill, perform, pay and discharge the Assumed Obligations with respect to or otherwise attributable or related to the Assets.

6.4 Termination of Participation Right. Seller and Buyer hereby acknowledge and agree that, following the Closing, Section 6.4(a) of that certain Purchase and Sale Agreement, dated November 13, 2023, by and between Seller, Buyer, and Whitehawk Finco Holdings LLC (for the limited purposes set forth therein) shall terminate and be of no further force or effect.

ARTICLE 7

Tax Matters

7.1 Allocation of Property Taxes.

(a) With respect to any Assets purchased by Buyer: Seller shall be allocated and bear all Property Taxes attributable to such Assets with respect to (a) any Pre-Effective Time Tax Period and (b) the portion of any Straddle Period ending on the day before the date on which the Effective Time occurs, and Buyer shall be allocated and bear all Property Taxes attributable to such Assets with respect to (x) any Post-Effective Time Tax Period and (y) the portion of any Straddle Period beginning on the date on which the Effective Time occurs.

(b) For purposes of determining the allocations described in Section 7.1(a), Property Taxes shall be allocated by (a) in the case of Property Taxes imposed on a periodic basis, prorating each such Property Tax based on the number of days in the Straddle Period that occur before the date on which the Effective Time occurs, on the one hand, and the number of days in such Straddle Period that occur on or after the date on which the Effective Time occurs, on the other hand, (b) in the case of Property Taxes attributable to the severance or production of Hydrocarbons (other than such Property Taxes described in clause (a) above), allocating such Property Taxes to the period (or portion of the Straddle Period) in which the severance or production giving rise to such Property Taxes occurred, and (c) in the case of Property Taxes that are based upon or related to sales or receipts or imposed on a transactional basis (other than Taxes described in clauses (a) or (b)), allocating to the taxable period in which the transaction giving rise to such Property Taxes occurred. To the extent the actual amount of a Property Tax is not determinable at the time an adjustment to the Purchase Price is to be made with respect to such Property Tax pursuant to Section 3.2, (x) Seller and Buyer shall utilize the most recent information available in estimating the amount of such Property Tax for purposes of such adjustment and (y) upon the later determination of the actual amount of such Property Tax, timely payments will be made from Seller to Buyer or from Buyer to Seller, as applicable, to the extent necessary to cause Seller and Buyer to bear the amount of such Property Tax that is allocable to it under this Section 7.1. With respect to clause (y) of the preceding sentence, each Party shall send to the other Party a statement that apportions each Property Tax in accordance with this Section 7.1 based upon the amount of Property Taxes actually invoiced and paid to the applicable Governmental Authority by such Party and such statement shall be accompanied by proof of such Party’s actual payment of such Taxes. For purposes of applying this Section 7.1 to Property Taxes imposed on a periodic basis, the period for such Property Taxes shall begin on the date on which ownership of the applicable Asset gives rise to liability for the particular Property Tax and shall end on the day before the next such date.

7.2 Payment of Taxes; Filing of Tax Returns. With respect to any Assets purchased by Buyer, (a) Buyer shall be responsible for paying all Taxes with respect to such Assets that become due and payable after the Closing Date applicable thereto and shall file with the appropriate Governmental Authority any and all Tax Returns required to be filed after the Closing Date with respect to such Taxes, (b) Buyer shall submit each such Tax Return that relates to a Pre-Effective Time Tax Period or a Straddle Period to Seller for its review and comment reasonably in advance of the due date therefor and (c) Buyer shall timely file any such Tax Return, incorporating any reasonable comments received from Seller prior to the due date therefor. The Parties agree that (1) this Section 7.2 is intended to solely address the timing and manner in which certain Tax Returns relating to Property Taxes are filed and the Property Taxes shown thereon are paid to the applicable Governmental Authority, and (2) nothing in this Section 7.2 shall be interpreted as altering the manner in which Property Taxes are allocated to and economically borne by the Parties (except for any penalties, interest or additions to Tax imposed as a result of any breach by Buyer of its obligations under this Section 7.2, which shall be borne solely by Buyer).

7.3 Tax Refunds. The Parties and their respective Affiliates shall reasonably cooperate with the other Party in connection with obtaining any refund of, credits in respect of, or offset in respect of Taxes. If Buyer (or its Affiliate) receives or otherwise realizes a refund, credit, or other amount which constitutes an Excluded Asset pursuant to this Agreement, Buyer (or its Affiliate) shall pay such amount (including any interest thereon) to Seller within ten (10) Business Days after such receipt. If Seller (or its Affiliate) receives or otherwise realizes a refund, credit, or other amount which constitutes an Asset that Buyer has purchased pursuant to this Agreement, Seller (or its Affiliate) shall pay such amount (including any interest thereon) to Buyer within ten (10) Business Days after such receipt.

7.4 Transfer Taxes. To the extent that any sales, purchase, transfer, stamp, documentary stamp, registration, use or similar taxes (“Transfer Taxes”) are payable by reason of the purchase by Buyer of any Assets under this Agreement, such Transfer Taxes shall be borne and timely paid by Buyer. Seller and Buyer will cooperate with each other in determining the amount of any such Transfer Taxes, if any, that are due in connection with the transactions contemplated by this Agreement and, if required by applicable Law, Buyer will pay any such Transfer Tax to Seller and Seller shall remit such Transfer Taxes to the appropriate Governmental Authority and any such payment shall not be considered a reduction in the Purchase Price.

7.5 Tax Cooperation. The Parties shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the filing of Tax Returns and any audit, litigation or other Proceeding with respect to Taxes relating to the Assets (including, for the avoidance of doubt, obtaining any refund, credit, or other offset in respect of a Tax). Such cooperation shall include the retention and (upon another Party’s request) the provision of records and information that are relevant to any such Tax

Return or audit, litigation or other Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Agreement. Seller and Buyer agree to retain all books and records with respect to Tax matters pertinent to the Assets relating to any Tax period beginning before the Closing Date until the expiration of the statute of limitations of the respective Tax periods and to abide by all record retention agreements entered into with any Governmental Authority. Notwithstanding anything to the contrary in this Agreement (including Article 9), Seller shall be entitled to direct and control any controversy, examination, audit, dispute, or other proceeding relating to Taxes (a “Tax Contest”) for which Seller could be liable, in whole or in part, under this Agreement; provided, that (a) Buyer shall have the right to participate in such Tax Contest at its own expense, (b) Seller shall keep Buyer reasonably informed of all material matters that come to its attention in respect of such Tax Contest and (c) if the settlement, compromise, or other disposition of such Tax Contest reasonably is expected to have an adverse effect on Buyer (or any of its Affiliates) Seller shall not consent to the entry of any judgment or enter into any compromise or settlement with respect to such Tax Contest without the prior written consent of Buyer (which shall not be unreasonably conditioned, withheld or delayed).

ARTICLE 8

Closing

8.1 Closing. The closing of the sale and transfer of the Assets to Buyer as contemplated by this Agreement (the “Closing”) shall take place at the offices of Gibson, Dunn & Crutcher LLP, 811 Main Street, Suite 3000, Houston, Texas, 77002, at 10:00 a.m. (prevailing central time) on the Execution Date (the “Closing Date”), or in such other manner and/or place as Seller and Buyer may agree upon in writing.

8.2 Closing Deliverables by Seller. At the Closing, Seller has caused the following documents to be delivered and the following events to have occurred, each being a condition precedent to the other and each being deemed to have occurred simultaneously with the others and the execution of this Agreement:

(a) duly executed and acknowledged counterparts to the Instruments of Conveyance for the Assets, in sufficient duplicate originals to facilitate recording in all appropriate jurisdictions;

(b) a validly executed form W-9 in respect of Seller (or, if Seller is an entity disregarded as separate from its regarded owner for federal income tax purposes, in respect of the regarded owner of Seller for federal income tax purposes);

(c) duly executed and acknowledged counterparts to the Mortgage Releases for the Assets, in sufficient duplicate originals to facilitate recording in all appropriate jurisdictions;

(d) duly executed letters-in-lieu for the Assets, in the form attached hereto as Exhibit D; and

(e) such other documents or other agreements provided for herein or that are necessary to effectuate the transactions contemplated hereby as Buyer may reasonably request.

8.3 Closing Deliverables by Buyer. At the Closing, Buyer has caused the following documents to be delivered and the following events to have occurred, each being a condition precedent to the others and each being deemed to have occurred simultaneously with the others and the execution of this Agreement:

(a) duly executed and acknowledged counterparts to the Instruments of Conveyance for the Assets, in sufficient duplicate originals to facilitate recording in all appropriate jurisdictions;

(b) the Closing Payment by wire transfer of immediately available funds to the account(s) previously designated in writing to Buyer by Seller;

(c) duly executed letters-in-lieu for the Assets, in the form attached hereto as Exhibit D; and

(d) such other documents or other agreements provided for herein or that are necessary to effectuate the transactions contemplated hereby as Seller may reasonably request.

8.4 Records; Recording. Within thirty (30) days following the Closing, Seller shall make available to Buyer copies of the Records in their current form and format, for pickup from Seller’s offices (or download to the extent maintained electronically) during normal business hours (at Buyer’s sole cost and expense); provided, that (a) Seller shall not be required to conduct processing, conversion, compiling or any other further work with respect to the delivery of the Records pursuant to this Section 8.4 and (b) Seller shall retain originals and/or copies of any or all of the Records. Promptly after Closing, Buyer shall, at its sole cost and expense (including, for purposes of clarity, the payment of any applicable stamp taxes or other similar fees or taxes), file and record all documents and instruments for which filing of record is appropriate (including, for purposes of clarity, the Instruments of Conveyance) that are executed and delivered at the Closing in the public records of each applicable Governmental Authority and provide Seller with file-stamped copies of all such recorded and approved documents reasonably promptly following Buyer’s receipt thereof.

ARTICLE 9

Indemnification and Waivers

9.1 Indemnification.

(a) Indemnification by Seller. From and after the Closing, Seller shall indemnify, defend and hold harmless Buyer, its Affiliates, and each of its and their respective members, partners, directors, managers, officers, employees, agents, consultants, advisers and other Representatives (the “Buyer Indemnified Parties”) from and against any and all Losses actually incurred by the Buyer Indemnified Parties as a result of, relating to or arising out of (i) any Breach of any representation or warranty made by Seller in Article 4, (ii) any Breach of any covenant or agreement made or to be performed by Seller under this Agreement with respect to or related to the Assets and (iii) the Retained Liabilities applicable to, arising out of or related to the Assets.

(b) Indemnification by Buyer. From and after the Closing, Buyer shall indemnify, defend, and hold harmless Seller, its Affiliates, and each of its and their respective members, partners, directors, managers, officers, employees, agents, consultants, advisers and other Representatives (the “Seller Indemnified Parties”) from and against any and all Losses actually incurred by the Seller Indemnified Parties as a result of, relating to or arising out of (i) any Breach of any representation or warranty made by Buyer in Article 5, (ii) any Breach of any covenant or agreement made or to be performed by Buyer under this Agreement with respect to or related to the Assets and (iii) the Assumed Obligations applicable to, arising out of or related to the Assets.

(c) Indemnification by Buyer (Investor Claims). From and after the Closing, Buyer shall indemnify, defend, and hold harmless the Seller Indemnified Parties from and against any and all Losses actually incurred by the Seller Indemnified Parties as a result of, relating to or arising out of any Proceeding or other claim brought against Seller or any of its Affiliates by or on behalf of any investor (or potential investor) of Buyer, Buyer Fund, Sponsor or any of its or their respective Affiliates related to the transactions contemplated by this Agreement (including, for purpose of clarity, Buyer’s acquisition of an interest in the Assets as contemplated under this Agreement) and/or Buyer’s, Sponsor’s, Daniel Herz’s or any of its or their respective Affiliates’ fundraising activities and/or any other related actions and activities taken in connection therewith.

9.2 Limitations on Liability.

(a) Threshold. The Buyer Indemnified Parties shall not be entitled to indemnity under Section 9.1(a), for Losses with respect to any claim for Breach of any representation or warranty of Seller set forth in this Agreement (other than Losses arising from a Breach of a Fundamental Representation) unless the Losses incurred with respect to such claim exceed the Indemnity Threshold, at which time all such Losses shall be fully indemnified subject to other limitations set forth in this Agreement. For purposes of clarity, Losses disallowed pursuant to this Section 9.2(a) shall not be counted toward the Indemnity Deductible under Section 9.2(b).

(b) Indemnity Deductible. The Buyer Indemnified Parties will not be entitled to indemnity under Section 9.1(a) for Losses with respect to any claim for Breach of any representation or warranty of Seller set forth in this Agreement (other than Losses arising from a Breach of a Fundamental Representation) until the aggregate amount of all such Losses exceeds the Indemnity Deductible, and thereafter, the Buyer Indemnified Parties shall only be entitled to indemnity for the aggregate amount of such Losses in excess of the Indemnity Deductible, subject to the other limitations set forth in this Agreement.

(c) Seller Liability Cap. Notwithstanding anything to the contrary contained elsewhere in this Agreement, Seller shall not be required to indemnify the Buyer Indemnified Parties under Section 9.1(a), in the aggregate, for an amount of Losses (other than Losses arising from a Breach of a Fundamental Representation or Seller’s representations and warranties set forth in Section 4.6) exceeding an amount equal to ten percent (10%) of the Adjusted Purchase Price; provided, however, that in no event shall Seller be required to indemnify the Buyer Indemnified Parties under this Agreement, in the aggregate, for an amount of Losses exceeding an amount equal to one hundred percent (100%) of the Adjusted Purchase Price.

(d) Survival. Subject to the terms of this Section 9.2(d), the respective indemnification obligations of Buyer and Seller under this Agreement for any Breach of any of their respective representations, warranties, covenants and agreements contained in this Agreement shall survive the Closing as follows: (i) the representations and warranties of Seller contained in this Agreement, and the indemnification obligations of Seller under this Agreement for any Breach by Seller thereof pursuant to Section 9.1(a) or otherwise, shall terminate on the date that is twelve (12) months after the Closing Date; provided, however, that any such indemnification obligations of Seller pursuant to Section 9.1(a) for any Breach of (A) its representations and warranties set forth in Section 4.6 shall survive until thirty (30) days after the expiration of the applicable statute of limitations and (B) the Fundamental Representations shall survive until the expiration of the applicable statute of limitations; (ii) the representations and warranties of Buyer contained in this Agreement, and the indemnification obligations of Buyer under this Agreement for any Breach by Buyer thereof pursuant to Section 9.1(b), shall terminate upon the expiration of the applicable statute of limitations; (iii) the indemnification obligations of Buyer pursuant to Section 9.1(b)(iii) and Section 9.1(c) shall survive from and after the Closing without time limit; (iv) all respective indemnification obligations with respect to a failure to comply with the covenants and agreements of Buyer and Seller set forth in this Agreement (other than those contained in Article 7) pursuant to Section 9.1 or otherwise that, by their nature, constitute a Post-Closing Covenant or Agreement with respect to the Closing, shall survive the Closing until the applicable covenant and/or agreement is fully performed in accordance with its terms hereunder; (v) all of the respective indemnification obligations with respect to a failure to comply with the covenants and agreements of Buyer and Seller set forth in Article 7 pursuant to

Section 9.1 or otherwise shall survive until thirty (30) days after the expiration of the applicable statute of limitations and (vi) Seller’s indemnification obligations set forth in Section 9.1(a)(iii) with respect to the Retained Liabilities shall survive the Closing until the date that is twelve (12) months following the Closing. Notwithstanding anything to the contrary contained in this Agreement, (x) as a condition precedent to any rights to indemnification or defense under this Article 9, any claim made by any Party must be made in a Notice delivered to the other Party on or prior to the expiration of the applicable survival period, if any, with respect to the applicable representation, warranty, covenant or agreement (y) neither Seller nor Buyer shall have any liability or obligation under Section 9.1 with respect to any applicable representation, warranty, covenant or agreement (including for Breaches thereof) if such claim is not so made on or prior to the expiration of the applicable survival period and Seller’s or Buyer’s respective indemnification and defense obligations under Section 9.1, and the rights of the Buyer Indemnified Parties or the Seller Indemnified Parties to indemnification and defense under Section 9.1, as it relates thereto, as applicable, shall be deemed to terminate at such time and (z) the indemnification obligations of Buyer and Seller under or with respect to each of their respective representations, warranties, covenants or agreements (including for Breaches thereof) shall be of no further force and effect after the applicable date of expiration set forth herein.

(e) Rescission. Seller and Buyer acknowledge that, after the Closing, the payment of money, as limited by the terms of this Agreement and without limitation of rights to equitable remedies hereunder, shall be adequate compensation for Breach of any representation, warranty, covenant or agreement contained in this Agreement or for any other claim arising in connection with or with respect to the transactions contemplated in this Agreement. As the payment of money shall be adequate compensation, Buyer and Seller waive any right to rescind this Agreement or any of the transactions consummated hereunder.

(f) Knowledge. Notwithstanding anything in this Agreement to the contrary in no event shall the Buyer Indemnified Parties be entitled to assert the Breach or failure of any representation, warranty or covenant of Seller or any condition precedent of Buyer in this Agreement or Transaction Document as a basis for a claim for indemnification or defense under this Article 9 to the extent that any Buyer Indemnified Party had Knowledge of such Breach or failure prior to the Closing Date and the Buyer Indemnified Parties shall be deemed to have waived any claim for Breach of a covenant, representation or warranty or for indemnity hereunder related thereto.

(g) Mitigation. From and after the Closing, to the extent and in the manner required to do so under applicable Law, each Party shall seek to mitigate and minimize Losses under or in relation to this Agreement upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable under this Article 9.

(h) Insurance. The amount of any liabilities for which any member of the Buyer Indemnified Parties are entitled to indemnification under this Agreement or in connection with or with respect to the transactions contemplated by this Agreement shall be reduced by any corresponding insurance proceeds from insurance policies carried by any member of the Buyer Indemnified Parties actually realized (net of any collection costs and excluding the proceeds of any insurance policy issued or underwritten by the Buyer Indemnified Parties).

9.3 Procedures. Except as otherwise set forth in Section 7.2 or Section 7.3, claims for indemnification under this Agreement shall be asserted and resolved as follows:

(a) Third Party Claim. If any Party entitled to seek indemnification under this Agreement (an “Indemnified Party”) receives Notice of the assertion or commencement of any claim asserted against an Indemnified Party by a Third Party (“Third Party Claim”), the Indemnified Party shall as soon as reasonably practicable, but in no event more than thirty (30) days after receipt of such Notice, (i) notify the Party obligated to indemnify such Indemnified Party pursuant hereto (the “Indemnifying Party”) of the Third Party Claim and (ii) transmit to the Indemnifying Party a Notice (“Claim Notice”) describing in reasonable detail the nature of the Third Party Claim, a copy of all papers served with respect to such claim (if any), the amount or estimated amount of damages, and the specific basis of the Indemnified Party’s request for indemnification under this Agreement. Failure to timely provide such Claim Notice shall not affect the right of the Indemnified Party’s indemnification hereunder, except to the extent the Indemnifying Party is actually prejudiced by such delay or omission.

(b) Indemnifying Party. In the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have thirty (30) days from its receipt of the relevant Claim Notice to notify the Indemnified Party whether it admits or denies its liability to the Indemnified Party with respect to such Third Party Claim. If the Indemnifying Party admits liability with respect to such Third Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party against such Third Party Claim only if such Indemnifying Party provides Notice to the Indemnified Party of its election to defend the Indemnified Party against such Third Party Claim at its sole cost and expense within thirty (30) days from the Indemnifying Party’s receipt of the relevant Claim Notice. The Indemnified Party is authorized, prior to and during such thirty (30)-day period, at the expense of the Indemnifying Party, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party. If the Indemnifying Party notifies the Indemnified Party of its desire to defend the Indemnified Party against such Third Party Claims in accordance with the foregoing, then such Indemnifying Party (the “Assuming Indemnifying Party”) shall have the right and the obligation to diligently defend, at its sole cost and expense, such Third Party Claim, with counsel reasonably selected by the Assuming Indemnifying Party, to a final conclusion or settlement at the discretion of the Assuming Indemnifying Party in accordance with this Section 9.3(b). The Assuming Indemnifying Party shall have full control of such defense and proceedings, including any compromise or settlement thereof; provided, however, that the Assuming Indemnifying Party shall not settle any Third Party Claim or consent to the entry of any judgment with respect thereto without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed); provided further, that such consent shall not be required if (i) the settlement agreement or judgment contains a complete and unconditional general release by the Third Party asserting the claim to all Indemnified Parties affected by the claim, (ii) the settlement agreement or judgment does not contain or impose any obligation, limitation, liability, sanction or restriction upon the Indemnified Party or its Affiliates or the conduct of any business by the Indemnified Party or its Affiliates, and (iii) the settlement agreement or judgement does not adversely impact the Indemnified Parties or the Assets (including the value thereof). If requested by the Assuming Indemnifying Party, the Indemnified Party agrees, at the sole cost and expense of the Assuming Indemnifying Party, to cooperate with the Assuming Indemnifying Party and its counsel in contesting any Third Party Claim which the Assuming Indemnifying Party elects to contest, including (1) the making of any related reasonable counterclaim against the Person asserting the Third Party Claim or any cross complaint against any Person and (2) making reasonably available business records and employees relevant to the Third Party Claim. The Indemnified Party may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Assuming Indemnifying Party pursuant to this Section 9.3(b), and, except in accordance with the preceding sentence, the Indemnified Party shall bear its own costs and expenses with respect to such participation.

(c) Indemnified Party. If the Indemnifying Party does not notify the Indemnified Party that the Indemnifying Party elects to defend the Indemnified Party pursuant to Section 9.3(b) or if the Indemnifying Party so elects to defend the Indemnified Party but fails to diligently prosecute or settle such Third Party Claim within five (5) days after receiving written notice from the Indemnified Party to the effect that the Indemnifying Party has so failed, then the Indemnified Party shall have the right to defend, and be reimbursed for its reasonable costs and expenses (but only if the Indemnified Party is actually entitled to indemnification hereunder) in regard to the Third Party Claim with counsel selected by the Indemnified Party. In such circumstances, the Indemnified Party shall defend the Third Party Claim in good faith and have full control of such defense and proceedings; provided, however, that the Indemnified Party may not enter into any compromise or settlement of such Third Party Claim if indemnification is to be sought hereunder, without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed). The Indemnifying Party may participate in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this Section 9.3(c), and the Indemnifying Party shall bear its own costs and expenses with respect to such participation.

(d) Direct Claim. Any claim by an Indemnified Party on account of Losses that does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by giving the Indemnifying Party reasonably prompt Notice thereof, but in any event not later than thirty (30) days after the Indemnified Party obtains actual knowledge of such Direct Claim; provided, however, that failure to timely provide such Notice shall not affect the right of the Indemnified Party to indemnification hereunder, except to the extent the Indemnifying Party is actually prejudiced by such delay or omission. Such Notice by the Indemnified Party shall (i) describe the Direct Claim in reasonable detail, (ii) describe the specific basis of the Indemnified Party’s request for indemnification under this Agreement, (iii) include copies of all written background material relevant thereto and (iv) indicate the actual amount of Losses that have been sustained and the estimated amount of Losses that may be sustained by the Indemnified Party. The Indemnifying Party shall have a period of thirty (30) days within which to respond in writing and to either accept or reject such Direct Claim. If the Indemnifying Party does not so respond within such thirty (30) day period, the Indemnifying Party shall be deemed to have rejected such claim, in which event the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

9.4 Waiver of Consequential Damages. NOTWITHSTANDING ANYTHING HEREIN TO THE CONTRARY, NEITHER BUYER, SELLER NOR ANY OF THEIR RESPECTIVE AFFILIATES SHALL BE LIABLE HEREUNDER TO ANY INDEMNIFIED PARTY FOR ANY (a) PUNITIVE OR EXEMPLARY DAMAGES OR (b) LOST PROFITS, DIMINUTION IN VALUE OR CONSEQUENTIAL, SPECIAL OR INDIRECT DAMAGES, IN EACH CASE IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY AND ALL OF WHICH ARE HEREBY WAIVED, EXCEPT IN EACH CASE OF THE FOREGOING CLAUSES (a) AND (b), TO THE EXTENT ANY SUCH LOST PROFITS, DIMINUTION IN VALUE OR DAMAGES ARE INCLUDED IN ANY ACTION BY A THIRD PARTY AGAINST SUCH INDEMNIFIED PARTY AND SUCH LOST PROFITS, DIMINUTION IN VALUE OR DAMAGES ARE OTHERWISE INDEMNIFIABLE OR RECOVERABLE LOSSES UNDER THIS AGREEMENT.

9.5 Waivers and Disclaimers.

(a) Title and Environmental Matters. Except for the express and specific representations and warranties of Seller set forth in Article 4 and the Special Warranty set forth in Section 9.10 and contained in the Instruments of Conveyance, as applicable, Seller expressly disclaims and negates, and Buyer hereby waives any liability or responsibility of Seller for, all representations, warranties, or covenants related to title or the environmental or physical condition of the Assets of any kind or nature, either express, implied or statutory.

(b) Defects. Except for the express and specific representations and warranties of Seller set forth in Article 4 and the Special Warranty set forth in Section 9.10 and contained in the Instruments of Conveyance, as applicable, (i) the Assets are being conveyed and assigned to and accepted by Buyer in their “as is, where is” condition and state of repair, and with all faults and defects, without any representation, warranty or covenant of any kind or nature, express, implied or statutory, including, but not limited to, warranties of marketability, quality, condition, conformity to samples, merchantability and/or fitness for a particular purpose, all of which are expressly disclaimed and negated by Seller and waived by Buyer and (ii) Buyer hereby waived for all purposes (A) all defects, irregularities, objections and other matters associated with the title to the Assets under this Agreement or any of the other Transaction Documents or otherwise and (B) any defect, irregularity, objection or other matter associated with the title to the Assets of which Buyer had Knowledge prior to the Execution Date.

(c) Additional Disclaimers. Other than the representations and warranties of Seller set forth in Article 4 and the Special Warranty set forth in Section 9.10 and contained in the Instruments of Conveyance, Seller expressly disclaims and negates, and Buyer hereby waives, any liability or responsibility for, (i) all representations and warranties, express or implied, at Law or in equity and (ii) any statement or information orally or in writing made or communicated to Buyer, any of its Affiliates or any of its or their respective Representatives, including but not limited to, (A) any statement or information orally or in writing made or communicated to Buyer, any of its Affiliates or any of its or their respective Representatives by Seller, any of its Affiliates or any of its or their respective Representative (including, for purposes of clarity, the Advisor), (B) as to the accuracy, materiality or completeness of any data or records made available to Buyer, its Affiliates or any of its or their respective Representatives with respect to the Assets or (C) concerning the quality or quantity of Hydrocarbon reserves, if any, attributable to the Assets, or the ability of the Assets to produce Hydrocarbons, or the product prices which Buyer or any other Person is or will be entitled to receive from the sale of any such Hydrocarbons.

9.6 Exclusive Remedy and Release. Without limiting a Party’s express rights pursuant to this Agreement and the other Transaction Documents, the indemnification remedies set forth in this Article 9 shall, from and after the Closing, constitute the sole and exclusive remedies of the Parties with respect to any and all claims (whether arising before or after the Closing) relating to the transactions consummated pursuant to this Agreement or any other Transaction Document at or in connection with the Closing (including, for purposes of clarity, Breaches of any representations, warranties, covenants or agreements of the Parties contained in this Agreement or any other Transaction Document), the Assets or Seller’s ownership or operation of the Assets or the condition of the Assets, including statutory or other claims arising under any Law. Except as specified in Section 9.1(a) and the Special Warranty set forth in Section 9.10 and contained in the Instruments of Conveyance, effective as of the Closing, Buyer, on its own behalf and on behalf of the Buyer Indemnified Parties, hereby releases, remises and forever discharges Seller and its Affiliates and all of such Persons’ respective equityholders, partners, members, directors, officers, employees, agents, advisors, and other Representatives from any and all suits, legal or administrative Proceedings, claims, demands, damages, costs, liabilities, Losses interest or causes of action whatsoever, at law or in equity, known or unknown, which Buyer or the Buyer Indemnified Parties might now or subsequently have, based on, relating to or arising out of this Agreement or any other Transaction Document, the transactions contemplated by this Agreement or any other Transaction Document, the ownership, use or operation of any of the Assets prior to the Closing or the condition, quality, status or nature of any of the Assets prior to the Closing, including rights to contribution under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, and any similar environmental Law, Breaches of statutory or implied warranties, nuisance or other tort actions, rights to punitive damages, common law rights of contribution and rights under insurance maintained by Seller or any of its Affiliates, in each case with respect to the Assets.

9.7 Express Negligence Rule. THE INDEMNIFICATION AND WAIVER PROVISIONS IN THIS AGREEMENT SHALL BE ENFORCEABLE REGARDLESS OF WHETHER ANY PERSON (INCLUDING THE PERSON FROM WHOM INDEMNIFICATION IS SOUGHT) ALLEGES OR PROVES THE SOLE, CONCURRENT, CONTRIBUTORY OR COMPARATIVE NEGLIGENCE OF THE PERSON SEEKING INDEMNIFICATION OR THE SOLE OR CONCURRENT STRICT LIABILITY IMPOSED UPON THE PERSON SEEKING INDEMNIFICATION. BUYER AND SELLER ACKNOWLEDGE THAT THIS STATEMENT COMPLIES WITH THE EXPRESS NEGLIGENCE RULE AND IS CONSPICUOUS.

9.8 No Duplication. Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a Breach of more than one representation, warranty, covenant, obligation, or agreement herein. Neither Buyer nor Seller shall be liable for indemnification with respect to any Losses to the extent the Purchase Price has been adjusted pursuant to Section 3.2 with respect to such Losses.

9.9 Tax Treatment of Post-Closing Payments. The Parties agree that any payments made by one Party to the other Party pursuant to this Article 9 or Article 7 shall be treated for all Tax purposes as an adjustment to the Purchase Price for the Assets unless otherwise required by applicable Law.

9.10 Special Warranty. From and after the Closing Date, Seller hereby warrants and agrees to defend in this Agreement and the Instruments of Conveyance, Defensible Title to the Assets, unto Buyer, its successors and assigns, against every Person whomsoever claiming or to claim the same or any part thereof, by, through or under Seller, but not otherwise (the “Special Warranty”). The Parties acknowledge and agree that the foregoing Special Warranty shall constitute and be considered a special warranty of title by, through and under Seller (and not a general warranty of title). To assert a claim for breach of Seller’s Special Warranty, Buyer shall be required to provide Notice to Seller, which shall set forth the matters asserted to have resulted in such a breach, on or before the date that is twelve (12) months following the Closing Date. For all purposes of this Agreement and the Instruments of Conveyance, Buyer shall be deemed to have waived, and Seller shall not have any further liability for, any breach of Seller’s Special Warranty that Buyer fails to assert in a Notice delivered to Seller prior to the date that is twelve (12) months following the Closing Date.

ARTICLE 10

Governing Law; Arbitration; Jury Trial Waiver

10.1 Governing Law. This Agreement shall be governed and construed in accordance with the Laws of the State of Texas, without regard to the Laws that might be applicable under conflicts of Laws principles; provided, however that determinations regarding the validity, transfer and vesting of title to any interest in or to any Asset, shall apply the law of the applicable jurisdiction(s) where such Asset is located.

10.2 Jurisdiction; Venue; Waiver of Jury Trial. Jurisdiction and venue with respect to all disputes or controversies arising under, in relation to or involving this Agreement, any of the Transaction Documents or any of the transactions contemplated hereby or thereby (each, subject to such exceptions set forth above, a “Dispute”) shall be proper only in the federal courts of the United States located in Harris County, Texas or, if not permissible in federal courts, the state courts located in Harris County, Texas, and each Party irrevocably agrees that all Disputes permitted to be commenced in court shall be heard and determined exclusively in such courts. The Parties hereby irrevocably waive, to the fullest extent permitted by Law, any objection which they may now or hereafter have to the venue of any Dispute brought in such court or any defense of inconvenient forum for the maintenance of such Dispute. A judgment in any such Dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. EACH OF THE PARTIES AND THEIR RESPECTIVE SUCCESSORS AND ASSIGNS HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF ANY OTHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF.

ARTICLE 11

Other Provisions

11.1 Notices. All notices and other communications that are required or that may be given pursuant to this Agreement (including notices to change the below information) (“Notice” or “Notices”) shall be (a) sufficient in all respects if given in writing, in English, and delivered by recognized courier service (including registered or certified mail or by overnight delivery, including by Federal Express) or by e-mail transmission to the Party to be noticed pursuant to the contact information below that corresponds with the applicable form of notice and (b) deemed received when actually delivered (as reflected by the courier’s receipt, evidence of delivery or written confirmation of successful transmission, as applicable):

If to Buyer, to:

WhiteHawk Income Marcellus LLC

2000 Market Street, Suite 910

Philadelphia, PA 19103

Attention: Jeffrey M. Slotterback

Email: jslotterback@whitehawkenergy.com

With a copy (which shall not constitute Notice) to:

Weil, Gotshal & Manges LLP

700 Louisiana Street, Suite 3700

Houston, Texas 77002

Attention: Omar Samji

E-mail: omar.samji@weil.com

If to Seller, to:

Three Rivers Royalty, LLC

5990 Greenwood Plaza Blvd., Ste. 120

Greenwood Village, CO 80111

Attention: Nick Reiland

E-mail: nick@sanjacintominerals.com

With a copy (which shall not constitute Notice) to:

Gibson, Dunn & Crutcher LLP

811 Main Street, Suite 3000

Houston, Texas 77002

Attention: Michael De Voe Piazza

E-mail: mpiazza@gibsondunn.com

or to such other address or addresses as the Parties may from time to time designate in writing.

11.2 Assignment. No Party shall assign this Agreement or any part hereof without the prior written consent of the other Party and any assignment made without such consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.

11.3 Rights of Third Parties. Notwithstanding anything contained in this Agreement to the contrary, nothing expressed or implied in this Agreement or in any other Transaction Document is intended or shall be construed to confer upon or give any Person, other than the Parties (and their respective successors and permitted assigns), or the Parties’ respective related Indemnified Parties hereunder, any right or remedies under or by reason of this Agreement or the Transaction Documents; provided, that, for purposes of clarity, only a Party (and its permitted successors and assigns) will have the right to enforce the provisions of this Agreement and each other Transaction Document on its own behalf or on behalf of its respective Indemnified Parties (including, for purposes of clarity, with respect to any indemnity claims that may be pursued pursuant to Article 9 hereof), but shall not be obligated to do so.

11.4 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any .pdf or other electronic transmission hereof or signature hereon shall, for all purposes, be deemed originals.

11.5 Entire Agreement; Appendices, Exhibits and Schedules; Preparation of Agreement. This Agreement (together with the Appendices, Exhibits and Schedules to this Agreement), the other Transaction Documents constitute the entire agreement between the Parties and supersede any other agreements, whether written or oral, that may have been entered into by the Parties or any of their respective Affiliates relating to the transactions contemplated hereby. All of the Appendices, Exhibits and Schedules referred to in this Agreement are hereby incorporated into this Agreement by reference and constitute a part of this Agreement. Each Party has received a complete set of Appendices, Exhibits and Schedules prior to and as of the execution of this Agreement. Both Seller and Buyer and their respective counsel participated in the preparation of this Agreement. In the event of any ambiguity in this Agreement, no presumption shall arise based on the identity of the draftsman of this Agreement.

11.6 Disclosure Schedules. Unless the context otherwise requires, all capitalized terms used in the Disclosure Schedules shall have the respective meanings ascribed thereto in this Agreement. No reference to or disclosure of any item or other matter in the Disclosure Schedules shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedules. No disclosure in the Disclosure Schedules relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The statements and disclosures in the Disclosure Schedules qualify and relate to the corresponding provisions in the Sections or subsections of this Agreement to which they expressly refer and to each other provision of this Agreement to which the applicability of such statements and disclosures is reasonably apparent on its face. The inclusion of any information in the Disclosure Schedules shall not be deemed to be an admission or acknowledgment by Seller, in and of itself, that such information is material to or outside the ordinary course of the business of Seller or required to be disclosed on the Disclosure Schedules.

11.7 Amendments. This Agreement may be amended or modified in whole or in part, and terms and conditions may be waived, only by a duly authorized agreement in writing which makes reference to this Agreement executed by each Party.

11.8 Publicity. At or after the Closing, the content of any press release or public announcement announcing the consummation of the transactions contemplated by this Agreement by either Party is subject to the prior written consent of the non-releasing Party (which consent may be withheld in such non-releasing Party’s sole discretion); provided that such consent of the non-releasing Party is not required for any press release or public announcement that does not include the Purchase Price and/or the name of the non-releasing Party; provided, further, that the foregoing does not restrict disclosures by Buyer or Seller that are required by applicable securities or other Laws or regulations or the applicable rules of any stock exchange having jurisdiction over the disclosing Party or its Affiliates.

11.9 Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. In addition, any such invalid or unenforceable provision shall be replaced by a provision that comes closest to the business objective intended by such invalid or unenforceable provision without being invalid or unenforceable itself.

11.10 Waivers. Any failure by any Party to comply with any of its obligations, agreements or conditions herein contained may be waived by the Party to whom such compliance is owed by an instrument signed by the Party to whom compliance is owed and expressly identified as a waiver, but not in any other manner. No waiver of, or consent to a change in or modification of, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in or modification of, any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided.

11.11 Rules of Construction. All article, section, appendix, exhibit and schedule references used in this Agreement are to articles and sections of, and Appendices, Exhibits and Schedules to, this Agreement, unless otherwise specified. If a term is defined as one part of speech (such as a noun), it shall have a corresponding meaning when used as another part of speech (such as a verb). Terms defined in the singular have the corresponding meanings in the plural, and vice versa. The words “include,” “includes” or “including” do not limit the preceding terms and shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular section or article in which such words appear. The term “or” is not exclusive. The terms “day” and “days” mean and refer to calendar day(s). The terms “year” and “years” mean and refer to calendar year(s). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action shall be deferred until the next Business Day. The phrases “made available”, “delivered” or “provided” mean that Buyer, one of its Affiliates or one of its or their respective Representatives has had the opportunity prior to the applicable or relevant date to review such documents or materials at the offices of Seller or any of its Affiliates or electronically by virtue of the data room or any other electronic means provided by or on behalf of Advisor, Seller or one of their respective Affiliates or Representatives.

11.12 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any Transaction Document, Buyer, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Person other than Seller (and its successors and assigns, collectively, the “Recourse Parties”) shall have any obligation hereunder and that Buyer has no rights of recovery hereunder against, and no recourse hereunder or under any Transaction Document or in respect of any oral representations made or alleged to be made in connection herewith or therewith, against (a) any former, current or future director, officer, agent, Affiliate, manager, incorporator, controlling Person, fiduciary, representative or employee of Seller (or any of the foregoing Persons’ successors or permitted assignees), (b) any former, current, or future general or limited partner, owner, manager, stockholder or member of Seller (or any of the foregoing Persons’ successors or permitted assignees) or any Affiliate thereof or (c) any former, current or future director, owner, officer, agent, employee, Affiliate, manager, incorporator, controlling Person, fiduciary, representative, general or limited partner, stockholder, manager or member of any of the foregoing, but in each case not including Seller (each, but excluding for the avoidance of doubt, the Recourse Parties, a “Party Affiliate”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, contract or otherwise) by or on behalf of Buyer against the Party Affiliates, by the enforcement of any assessment or by any legal or equitable Proceeding, or by virtue of any Law, or otherwise; it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any Party Affiliate, as such, for any obligations of Seller under this Agreement or the transactions contemplated hereby, under any Transaction Document or the transactions contemplated thereby, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, such obligations or their creation.

11.13 Confidentiality. Buyer acknowledges that confidential information of Seller and its Affiliates may have been disclosed to, made available to, or otherwise obtained by Buyer, whether prior to or after the date of this Agreement. Buyer shall hold such information in accordance with the terms of the Confidentiality Agreement. Notwithstanding anything to the contrary contained therein, if the Closing should occur, the Confidentiality Agreement shall terminate, except as to the Excluded Assets, provided, however, subject to Section 11.8, the Parties shall keep, to the extent permitted by Law, strictly confidential this Agreement and the terms hereof and shall not disclose the same to any Person other than to their respective Representatives without prior consent from the non-disclosing Party.

11.14 Specific Performance. From and after Closing, each Party shall have the right to seek to enforce specifically the obligations of the other Party under this Agreement to the extent arising after the Closing. Each Party further agrees that, notwithstanding anything herein to the contrary, (a) no Party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11.14 and each Party irrevocable waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument, and (b) in no event will this Section 11.14 be used, along or together with any other provision of this Agreement, to require either Party to remedy any Breach of any representation or warranty of such Party in this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by each of the Parties as of the Execution Date.

BUYER: WHITEHAWK INCOME MARCELLUS LLC

By:	/s/ Jeffrey Slotterback
Name:	Jeffrey Slotterback
Title:	Chief Financial Officer

[Signature Page to Purchase and Sale Agreement]

SELLER:

THREE RIVERS ROYALTY, LLC

By:	/s/ Nick Reiland
Name:	Nick Reiland
Titie:	Managing Member

[Signature Page to Purchase and Sale Agreement]

Appendix A

Definitions

“Accounting Referee” has the meaning set forth in Section 3.5(b).

“Adjusted Purchase Price” has the meaning set forth in Section 3.2.

“Advisor” has the meaning set forth in Section 2.2(k).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, another Person.

The term “control” and its derivatives with respect to any Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. Notwithstanding anything to the contrary contained herein, (a) other than for purposes of Section 9.1(b), Section 9.1(c) and Section 11.12, (i) Lime Rock Management LP, (ii) any of Lime Rock Management LP’s Affiliates and (iii) any fund, investment account or other investment vehicle managed, advised or sponsored by Lime Rock Management LP or any of its Affiliates (other than Seller and any Person directly or indirectly controlled by San Jacinto Minerals, LLC), in each case, shall not be deemed to be an Affiliate of Seller for any purposes of this Agreement, and (b) for the avoidance of doubt, BCA-WHE, LLC and its members, employees and beneficial owners shall not be deemed to be an Affiliate of Buyer for any purposes of this Agreement; provided that, in the event Daniel Herz (or any Person that is controlled by or under common control with Daniel Herz) directly or indirectly acquires, owns or holds any direct or beneficial interest in or to, or the ability to otherwise control, BCA-WHE, LLC, then BCA-WHE, LLC and its members, employees and beneficial owners shall be deemed an Affiliate of Buyer for all purposes of this Agreement.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Assets” has the meaning set forth in Section 2.1.

“Assignment” means the Assignment and Bill of Sale from Seller to Buyer, substantially in the form attached hereto as Exhibit C-1, with respect to the ORRIs and the other Assets (excluding any Assets covered by the Deed).

“Assumed Obligations” means all obligations and liabilities of Seller, known or unknown, to the extent arising from, based upon, associated with or attributable or related to the Assets (or applicable portion thereof or interest therein) conveyed to Buyer pursuant to the terms hereof, regardless of whether such obligations and liabilities arose, or are otherwise attributable to periods occurring, prior to, on or after the Effective Time; provided, however, that the Assumed Obligations shall expressly exclude the Retained Liabilities.

“Assuming Indemnifying Party” has the meaning set forth in Section 9.3(b).

“Breach” means, with respect to any representation, warranty, covenant, obligation or other provision of this Agreement, any event that shall be deemed to have occurred if there is or has been any inaccuracy in or breach of, or any failure to perform or comply with, such representation, warranty, covenant, obligation or other provision.

“Business Day” means any day that is not a Saturday, Sunday or legal holiday in the State of New York and that is not otherwise a federal holiday in the United States.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer Entitlements” has the meaning set forth in Section 3.6(a).

“Buyer Fund” means any fund or investment vehicle launched, sponsored, managed or advised by Buyer, Sponsor or Daniel Herz or any of their respective Affiliates, whether launched, sponsored, managed or advised by any such Person(s) or together with any other Person(s).

“Buyer Indemnified Parties” has the meaning set forth in Section 9.1(a).

“Claim Notice” has the meaning set forth in Section 9.3(a).

“Closing” has the meaning set forth in Section 8.1.

“Closing Date” has the meaning set forth in Section 8.1.

“Closing Payment” means the Adjusted Purchase Price set forth in the Closing Statement in accordance with Section 3.4 for the Closing.

“Closing Statement” has the meaning set forth in Section 3.4.

“Confidentiality Agreement” means that certain confidentiality agreement, dated as of February 7, 2025, by and between San Jacinto Minerals I, LLC and WhiteHawk Energy LLC, as may be amended or otherwise modified.

“Consent” means any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authorities or any other Person which are required to be obtained, made or complied with for or in connection with the sale, assignment or transfer of any Assets in connection with the transactions contemplated hereunder.

“Contract” means any currently existing written contract, agreement or other legally binding arrangement, but excluding any instrument pursuant to which Seller derives its ownership interest in any of the Fee Minerals, ORRIs and NPRIs.

“Customary Consent” means any Consent to the assignment or conveyance of all or any part of any of the Assets in connection with the transactions contemplated by this Agreement that (a) is not required to be obtained from, or waived by, the applicable Person (including, for purposes of clarity, any Governmental Authority) that is the holder thereof prior to the Closing (or that is customarily obtained thereafter) or (b) cannot be unreasonably withheld, conditioned and/or delayed; provided, however, that Customary Consent shall not include any Required Consent.

“Deed” means the Mineral and Royalty Deed from Seller to Buyer, substantially in the form attached hereto as Exhibit C-2, with respect to the Fee Minerals and the NPRIs.

“Defensible Title” means such title of Seller to the Fee Minerals, ORRIs, NPRIs and Wells comprising the Assets that is deducible of record and/or provable title evidenced by documentation, which, although not constituting perfect, merchantable or marketable title, is reasonably probable to be successfully defended if challenged and which, subject to Permitted Encumbrances:

(a) for each Fee Property, entitles Seller to not less than the number of Net Royalty Acres for such Fee Property as set forth in Exhibit A-1 for such Fee Property without reduction or termination over the period of ownership thereof (unless a shorter term is otherwise specified on Exhibit A-1);

(b) for each ORRI Lease, entitles Seller to not less than the number of Net Royalty Acres for such ORRI Lease as set forth in Exhibit A-2 for such ORRI Lease for the productive life of such ORRI Lease (unless a shorter term is otherwise specified on Exhibit A-2);

(c) for each NPRI Property, entitles Seller to not less than the number of Net Royalty Acres for such NPRI Property as set forth in Exhibit A-3 for such NPRI Property without reduction or termination over the period of ownership thereof (unless a shorter term is otherwise specified on Exhibit A-3);

(d) for each Well, entitles Seller to receive not less than the Revenue Interest as set forth in Exhibit A-4 over the productive life of such Well, except as a result of decreases due to the establishment or amendment of pools or units after the Execution Date; and

(e) is free and clear of all Liens.

“Direct Claim” has the meaning set forth in Section 9.3(d).

“Disclosure Schedules” means the schedules attached hereto.

“Dispute” has the meaning set forth in Section 10.2.

“Dollars” and “$” mean the lawful currency of the United States.

“Effective Time” means 12:01 a.m. (prevailing eastern time) on January 1, 2025.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Execution Date” has the meaning set forth in the preamble of this Agreement.

“Fee Mineral Lease” has the meaning set forth in Section 2.1(a).

“Fee Minerals” has the meaning set forth in Section 2.1(a).

“Fee Properties” has the meaning set forth in Section 2.1(a).

“Final Closing Statement” means, as applicable, (a) the Revised Closing Statement described in Section 3.5(a), as prepared by Seller and as may be subsequently adjusted to reflect any subsequent written agreement among the Parties with respect thereto or (b) if any disputed matters are submitted to the Accounting Referee in accordance with Section 3.5(b) and are not subsequently withdrawn or otherwise resolved by the Parties, the updated Revised Closing Statement as is finally determined and issued by the Accounting Referee.

“Final Purchase Price” means the remainder of the Adjusted Purchase Price set forth in the Final Closing Statement.

“Final Settlement Date” has the meaning set forth in Section 3.5(a).

“Fundamental Representations” means the representations and warranties of Seller set forth in Section 4.1, Section 4.2, Section 4.3(a) and Section 4.9.

“GAAP” means generally accepted accounting principles of the United States, consistently applied.

“Governmental Authority” means any federal, state, municipal, local, tribal or other similar governmental authority, regulatory or administrative agency, commission, court or arbitral body or any subdivision of any of the foregoing, including any tribal authority having or asserting jurisdiction.

“Hydrocarbons” means all of the oil, liquid hydrocarbons, gas, and any and all other liquid or gaseous hydrocarbons, as well as their respective constituent products.

“Income Tax” or “Income Taxes” means any U.S. federal, state or local or foreign income Tax or Tax based on profits, net profits, margin, revenues, gross receipts or similar measure.

“Indemnified Party” has the meaning set forth in Section 9.3(a).

“Indemnifying Party” has the meaning set forth in Section 9.3(a).

“Indemnity Deductible” means an amount equal to two and one-half percent (2.5%) of the unadjusted Purchase Price.

“Indemnity Threshold” means One Hundred Thousand Dollars ($100,000).

“Instruments of Conveyance” means, collectively, the Assignment and the Deed.

“Knowledge” means (a) with respect to Seller, the actual, conscious knowledge of any individual identified on Schedule 1(a) without requirement of investigation or inquiry and (b) with respect to Buyer, the actual, conscious knowledge of any individual identified on Schedule 1(b) without requirement of investigation or inquiry.

“Law” means any applicable statute, law, rule, regulation, ordinance, Order, judgment, injunction, award, decree or other official act of a Governmental Authority.

“Liens” means liens, pledges, mortgages, deeds of trust or security interests or any other preferential arrangement having the practical effect of any of the foregoing (including any agreement to give any of the foregoing).

“Losses” means any loss, damage, notice of violation, investigation by any Governmental Authority, payment, deficiency, injury, harm, detriment, decline or diminution in value, Taxes, liability, exposure, claim, demand, Proceeding, settlement, judgment, award, fine, penalty, fee, charge, cost or expense (including costs of attempting to avoid or in opposing the imposition thereof, interest, penalties, costs of preparation and investigation, and the fees, disbursements and expenses of attorneys, accountants and other professional advisors).

“Material Adverse Effect” means, any circumstance, change, effect, condition, development, event or occurrence that has resulted in a material adverse effect on (x) the ownership, operation, financial condition or value of the Assets, taken as a whole, or (y) the ability of Seller to consummate the transactions contemplated by this Agreement; provided, however, that none of the following circumstances, changes, effects, conditions, developments, events or occurrences shall be deemed to constitute a Material Adverse Effect, or shall be taken into account in determining whether a Material Adverse Effect has occurred: (a) any changes in commodity prices or in general conditions in the oil and gas industry, financial or securities markets, the economy or political conditions; (b) changes, events, effects or developments generally applicable to the oil and gas industry; (c) seasonal reductions in revenues and/or earnings of Seller in the ordinary course of its business; (d) changes in Law, GAAP, or the interpretation thereof from and after the Execution Date; (e) any failure to meet internal or third party projections or forecasts or revenue or earnings or reserve predictions, including as a result of the failure of any Third Party operator or working interest owner to develop all or a portion of any Underlying Property or any other action taken or failed to be taken by a Third Party operator or owner or working interests with respect to an Underlying Property; (f) acts or failures to act of any Governmental Authorities (where not caused by a non-compliance with Law by Seller); (g) entering into this Agreement, the announcement or pendency of this Agreement, actions contemplated by this Agreement or the other Transaction Documents, or the consummation of the transactions contemplated hereby; (h) natural declines in well performance or any reclassification of reserves in the ordinary course of business; (i) acts of God, including hurricanes, tornadoes, storms, diseases and viruses, including COVID-19 and other epidemics or pandemics, in each case, including the outbreak and continuation thereof (j) civil unrest, any outbreak of hostilities, terrorist activities or war or any similar disorder; and (k) matters that are cured or no longer exist as of the Closing.

“Material Contracts” has the meaning set forth in Section 4.7.

“Mineral and Royalty Interest” means any (a) mineral interest, mineral fee interest, mineral classified lease, other mineral rights (of any kind and however derived), lessor royalty interests and other mineral assets based upon, derived from or measured by a fee mineral estate and (b) fee royalty interest, non-participating royalty interest, overriding royalty interest, term royalty interest, net profits interest, reversionary interest, production payment and other similar royalty interests (of any kind and however derived).

“Mineral Property” or “Mineral Properties” has, in any such case, the meaning set forth in Section 2.1(c).

“Monthly Statements” has the meaning set forth in Section 3.6(b).

“Mortgage Releases” means the release and/or termination (including all applicable UCC-3 termination statements) of the mortgages, deeds of trust, assignments of proceeds of production, security agreements, collateral assignments and/or financing statements, and other similar encumbrances put in place by Seller or any of its Affiliates, in each case, burdening Seller’s interest in the Assets, including those described on Schedule MR.

“Net Mineral Acres” means, for each Mineral Property:

(a) with respect to a Fee Property only, (i) the number of gross acres of land included in such Fee Property, multiplied by (ii) Seller’s undivided interest in and to the mineral estate of such Fee Property;

(b) with respect to an ORRI Lease only, (i) the number of gross acres of land covered by such ORRI Lease, multiplied by (ii) the lessor’s undivided percentage interest ownership in the mineral estate of such ORRI Lease, multiplied by (iii) the aggregate undivided working interest in such ORRI Lease owned by the lessee of the leasehold estate burdened by the applicable ORRI; and

(c) with respect to an NPRI Property only, (i) the number of gross acres of land covered by such NPRI Property, multiplied by (i) Seller’s undivided interest in and to the royalty grantor’s undivided ownership in the right to receive lessor royalties with respect to the applicable mineral estate.

“Net Royalty Acres” means, for each Mineral Property:

(a) with respect to a Fee Property, (i) the number of Net Mineral Acres for such Fee Property, multiplied by (ii)(1) for those Fee Properties that are subject to a Fee Mineral Lease, the lessor’s royalty percentage under the applicable Fee Mineral Lease, if any, expressed on an 8/8ths basis to the Fee Mineral Lease, divided by 1/8th or (2) for those Fee Properties that are not subject to a Fee Mineral Lease, eighteen percent (18%), divided by 1/8th;

(b) with respect to an ORRI Lease, (i) the number of Net Mineral Acres covered by such ORRI Lease, multiplied by (ii) the applicable overriding royalty percentage for the applicable ORRI in such ORRI Lease, expressed on an 8/8ths basis, divided by (iii) 1/8th; and

(c) with respect to an NPRI Property, (i) the number of Net Mineral Acres covered by such NPRI Property, multiplied by (ii) the applicable non-participating royalty percentage for the applicable NPRI in such NPRI Property, expressed on an 8/8ths basis, divided by (iii) 1/8th.

“Notice” or “Notices” has the meaning set forth in Section 11.1.

“Notice of Disagreement” has the meaning set forth in Section 3.5(a).

“NPRI Properties” has the meaning set forth in Section 2.1(c).

“NPRIs” has the meaning set forth in Section 2.1(c).

“Order” means any order, judgment, injunction or award issued, made, entered or rendered by any court, Governmental Authority or arbitrator.

“Organizational Documents” means any applicable charter, certificate of incorporation, certificate of formation, partnership agreement, limited liability company agreement, bylaws, operating agreement or similar formation or governing documents applicable to any Person.

“ORRI Instruments” has the meaning set forth in Section 2.1(b).

“ORRI Leases” has the meaning set forth in Section 2.1(b).

“ORRIs” has the meaning set forth in Section 2.1(b).

“Party” and “Parties” are defined in the preamble of this Agreement.

“Party Affiliate” has the meaning set forth in Section 11.12.

“Permitted Encumbrances” means any or all of the following:

(a) lessors’ royalties and any overriding royalties, reversionary interests, payments out of production, net profits interests and other burdens to the extent they do not, individually or in the aggregate, operate to (i) reduce Seller’s Net Royalty Acres below the amount shown in Exhibit A-1 for any Fee Property, Exhibit A-2 for any ORRI Lease or Exhibit A-3 for any NPRI Property, as applicable, or (ii) reduce Seller’s Revenue Interest below the amount shown in Exhibit A-4 for any Well;

(b) all deeds, conveyances, leases, unit agreements, pooling agreements, operating agreements, and other Contracts applicable to any of the Assets, including the terms and conditions thereof and provisions for penalties, suspensions or forfeitures contained therein, to the extent that any of them do not, individually or in the aggregate, operate to (i) reduce Seller’s Net Royalty Acres below the amount shown in Exhibit A-1 for any Fee Property, Exhibit A-2 for any ORRI Lease or Exhibit A-3 for any NPRI Property, as applicable, or (ii) reduce Seller’s Revenue Interest below the amount shown in Exhibit A-4 for any Well;

(c) any preferential rights to purchase and Third Party consents to assignment and similar arrangements with respect to which waivers or consents are obtained prior to the Closing or which are typically obtained after the Closing (including any applicable approval(s) from Governmental Authorities and any Customary Consents);

(d) Liens for Taxes not delinquent or with respect to Taxes being contested in good faith;

(e) all mortgage liens or similar encumbrances encumbering all or any part of the Assets, to the extent such liens or encumbrances are not subject to a foreclosure or similar action and will, if created by Seller or an Affiliate of Seller, be released as of the Closing;

(f) materialman’s, mechanic’s, repairman’s, employee’s, contractor’s, operator’s and other similar Liens or charges which, in each case, are not delinquent (or being actively contested in good faith);

(g) conventional rights of reassignment;

(h) easements, rights of way, covenants, servitudes, permits, surface leases and other rights in respect of surface operations or pipelines;

(i) all rights, titles and interests of a common owner or cotenant to the extent they do not, individually or in the aggregate, operate to (i) reduce Seller’s Net Royalty Acres below the amount shown in Exhibit A-1 for any Fee Property, Exhibit A-2 for any ORRI Lease or Exhibit A-3 for any NPRI Property, as applicable, or (ii) reduce Seller’s Revenue Interest below the amount shown in Exhibit A-4 for any Well;

(j)(i) all rights reserved to or vested in any Governmental Authorities to (A) control or regulate (1) any of the Assets in any manner or to assess Taxes with respect to the Assets or (2) the ownership, operation, development or use of any of the Assets, or the revenue, income or capital gains with respect thereto or (B) use all or any portion of any of the Assets in a manner which does not materially impair the use of such Asset for the purposes for which it is currently owned and (ii) all obligations and duties under all applicable Laws of or under any franchise, grant, license, order or permit issued by any such Governmental Authority;

(k) any Lien, defect, burden or irregularity on or affecting any of the Assets which (i) is expressly waived or assumed in writing by Buyer at or prior to the Closing, (ii) is otherwise discharged by Seller or any of its Affiliates at their cost at or prior to the Closing or (iii) affecting any Well or Mineral Property and has not prevented Seller from receiving its share of the proceeds of production from any Well or Mineral Property at any time and which would be accepted by a reasonably prudent person engaged in the business of owning mineral and royalty interests;

(l) any lien or trust arising in connection with workers’ compensation, unemployment insurance, pension or employment Law;

(m) any matters or items identified or referenced on any of the Disclosure Schedules or Exhibit A-1, Exhibit A-2, Exhibit A-3 or Exhibit A-4, as applicable;

(n) any defects arising from (i) any leases for which the Underlying Properties are subject having no pooling provision, or an inadequate horizontal pooling provision or (ii) the absence of any lease amendment or consent authorizing the pooling of any Underlying Property;

(o) defects based on a gap in the chain of title of the Assets, unless such gap is affirmatively shown to exist in the county records by an abstract or title or title opinion;

(p) defects based on the inability of Seller to locate an unrecorded instrument of which Buyer has constructive or inquiry notice by virtue of a reference to such unrecorded instrument in a recorded instrument, if no claim has been made under such unrecorded instruments within the last ten (10) years;

(q) any Liens, defects, burdens or irregularities arising out of, or related to, the existence (at any time prior to, on or after the Effective Time) of any waterway (whether navigable or otherwise) located on, under, abutting, touching, crossing or otherwise affecting any Underlying Property;

(r) the terms and conditions of this Agreement, any other Transaction Document or any Material Contract or division order;

(s) rights of reassignment arising upon final intention to abandon or release any of the Assets;

(t) any defect solely arising by the failure to obtain verification of identity of people in a class, heirship, or intestate succession;

(u) the conveyance of any properties prior to the Execution Date as set forth on Schedule PE; and

(v) any other encumbrances, Contracts, obligations, defects and irregularities affecting any of the Assets that (i) would not be considered material when applying general standards in the oil and gas industry or (ii) would be accepted by a reasonably prudent person engaged in the business of owning mineral and royalty interests.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, Governmental Authority or other entity of any kind.

“Post-Closing Covenant or Agreement” means any and all covenants and agreements that, by their terms, are contemplated to be performed by or on behalf of a Party from and after the Closing with respect to the Assets acquired by Buyer at and in connection with the Closing.

“Post-Closing Statement Period” has the meaning set forth in Section 3.6(b).

“Post-Effective Time Tax Period” means a taxable period that begins on or after the day on which the Effective Time occurs.

“Pre-Effective Time Tax Period” means a taxable period that ends before the day on which the Effective Time occurs.

“Preferential Purchase Right” has the meaning set forth in Section 4.8.

“Proceeding” means any action, litigation, arbitration, lawsuit, proceeding, hearing, investigation, examination, audit or dispute, whether civil, criminal, administrative or otherwise, commenced, conducted or heard by or before any Governmental Authority or any arbitrator.

“Property Taxes” shall mean ad valorem, property, severance, production and similar Taxes based upon or measured by the Assets or the receipt of proceeds therefrom, but excluding, for the avoidance of doubt, Income Taxes and Transfer Taxes.

“Purchase Price” has the meaning set forth in Section 3.1.

“Records” has the meaning set forth in Section 2.1(f).

“Recourse Parties” has the meaning set forth in Section 11.12.

“Representatives” means, with respect to a Person, such Person’s Affiliates and its and their respective directors, officers, partners, members, managers, employees, agents or advisors, and any representatives of any such agents or advisors.

“Required Consent” means any Consent that expressly provides in the applicable Contract that the sale or transfer of any applicable Asset without compliance with the terms of such applicable Contract would result in the express termination, or right to terminate, any rights or benefits of Seller (or Buyer, as Seller’s successor-in-interest) in relation to such Asset.

“Retained Liabilities” means all obligations and liabilities, known or unknown, to the extent arising from, based upon, associated with or attributable or related to (i) any of the Excluded Assets, (ii) any of the Assets not conveyed to Buyer pursuant to the terms hereof, and (iii) any Losses pertaining to the overpayment of amounts previously paid to Seller relating to periods before the Effective Time; provided that from and after the date that is twelve (12) months after the Closing Date, the obligations and liabilities described in this clause (iii) shall thereafter no longer be deemed to constitute Retained Liabilities for all purposes of this Agreement and any underpayment, netting or reversal (or any other similar claim or action) related to such obligations and liabilities will be borne by the Parties pro rata based on each such Party’s then-applicable relative ownership interests in and to the Assets.

“Revenue Interest” means, with respect to a Well, the interest (expressed as a percentage or decimal) to which Seller is entitled, based on its aggregate ownership of the Fee Minerals, ORRIs and/or NPRIs and any pooling applicable to such Well, in and to all Hydrocarbons produced, saved and sold from or allocated to such Well.

“Revised Closing Statement” has the meaning set forth in Section 3.5(a).

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller Entitlements” has the meaning set forth in Section 3.6(a).

“Seller Indemnified Parties” has the meaning set forth in Section 9.1(b).

“Sponsor” means WhiteHawk Minerals, LLC, a Delaware limited liability company.

“Straddle Period” means any taxable period that begins before the date on which the Effective Time occurs and ends on or after the date on which the Effective Time occurs.

“Target Area” means Allegheny, Beaver, Fayette, Greene, Indiana, Lycoming, Tioga, Washington, and Westmoreland Counties, Pennsylvania, and Marion, Marshall, Monongalia, Ohio, and Wetzel Counties, West Virginia.

“Tax” or “Taxes” means (a) all federal, state, local and foreign taxes, assessments, duties, fees or other similar charges imposed by a Governmental Authority, including all income, franchise, profits, margins, capital gains, capital stock, transfer, gross receipts, sales, use, transfer, service, occupation, ad valorem, real or personal property, excise, severance, production, windfall profits, customs, premium, stamp, license, payroll, employment, social security, unemployment, disability, environmental, alternative minimum, add-on, value-added, withholding and other taxes, assessments, duties, fees or other similar charges of any kind and (b) all estimated taxes, deficiency assessments, additions to tax, penalties and interest with respect to any item described in clause (a) of this definition.

“Tax Contest” has the meaning set forth in Section 7.5.

“Tax Return” or “Tax Returns” means any report, return, election, document, estimated Tax filing, declaration, claim for refund, information return, or other filing provided to any Governmental Authority with respect to Taxes, including any schedules or attachments thereto and any amendment thereof.

“Third Party” means any Person other than Seller, Buyer or any of their respective Affiliates.

“Third Party Claim” has the meaning set forth in Section 9.3(a).

“Threatened” means, with respect to any claim, Proceeding, dispute, action or other matter, an event that shall be deemed to have occurred if any demand, statement or claim has been made in writing to a Party or any of its officers, directors or employees that would lead a prudent Person to expect that such claim, Proceeding, dispute, action or other matter would reasonably be expected to be asserted, commenced, taken or otherwise pursued in the future.

“Transaction Documents” means this Agreement, the Instruments of Conveyance and any other agreement that Buyer and Seller deem to be a Transaction Document in writing.

“Transfer Taxes” has the meaning set forth in Section 7.4.

“Underlying Property” means any Fee Property, ORRI Lease, NPRI Property or Well from which either (a) any Net Royalty Acres or (b) a Revenue Interest, as applicable, is derived with respect to any Asset.

“Wells” has the meaning set forth in Section 2.1(d).

[End of Appendix A]